September 17, 2010

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. H. Roger Schwall and Ms. Tracey L. McNeil

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 3, 2010, regarding
Uranerz Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2010
File No. 001-32974

Ladies and Gentlemen:

Uranerz Energy Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the September 3, 2010 letter regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission (“SEC”) on March 15, 2010 (the “Annual Report”) and the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2010 (the “Proxy Statement”) (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 10-K for the fiscal year ended December 31, 2009

General

Staff Comment No. 1

We note several statements in your disclosure that seem to refer to an offering of common stock, rather than disclosure required in an annual report, including, but not limited to, the following:

Securities and Exchange Commission
September 17, 2010

•	page 8: “Reader should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.”

•	page 15: “You may lose your entire investment in our shares.”

•	page 25: “Cautionary Note to United States Investors”

Please review your disclosure and explain to us your reasons for including all such statements and related references.  We may have further comments upon review of your response.

Uranerz’ Response:

The Company notes that it has an effective shelf registration statement on Form S-3 (333-160504) and that the Annual Report is incorporated by reference into the shelf registration statement, which may be used in the future for the offering of securities of the Company.  Further, the Company recognizes: (1) that its current shareholders to which the Annual Report is being provided are investors in the Company that are likely to be deciding whether to hold or sell their investment in the Company based on the Annual Report and (2) that other investors in the secondary market are likely to review the Company’s Annual Report in making investment decisions.  For this reason, the Company does not believe that statements that “You may lose your entire investment in our shares” or “Cautionary Note to United States Investors” are misleading or inappropriate.

However, the Company does agree that certain statements in the Annual Report could be phrased in a manner more appropriate for an annual report on Form 10-K. The Company proposes to alter such references in its future filings.

Engineering Comments

Overview, page 16

Staff Comment No. 2

We note reference to a 0.03% eU308 cutoff grade.  Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate.  Please show that this calculation demonstrates the cutoff grade estimate.  Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction.  In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historical average.

Uranerz’ Response:

In reference to the Company’s use of a 0.03% eU308 cutoff grade, all such references apply to the Company’s Wyoming holdings (including the Powder River Basin) for sandstone, roll-front uranium deposits of approximately one million pounds or greater with continuity between major pods of mineralization not exceeding one mile.  The assumed mining method is in-situ recovery (ISR) with standard industry resin concentration followed by yellowcake precipitation and dewatering/drying.  The estimated mining recovery of in-place uranium deposits is 73% based on industry standard laboratory

Securities and Exchange Commission
September 17, 2010

bottle roll tests from core samples taken in the field.  Estimated operating costs are taken from the Nichols Ranch Uranium In-Situ Recovery Project, Pre-Feasibility Study (TREC, 2008) and are $35 dollars per pound.  The past three-year yellowcake metal price (from industry publications) is $53.50.

For ISR mining, a discussion of grade cut-off is not complete unless a minimum grade thickness (GT) is also identified.  For the Company, in conjunction with the minimum grade cut-off of 0.03%, a minimum GT of 0.20 is a duel requirement.  At the minimum 0.03% grade a mineral thickness of approximately 7.0 feet is necessary.  Grades higher than 0.03% would require smaller thickness to meet the cut-off GT of 0.20.  Uranerz plans to use 5-spot well patterns to accomplish the ISR mining with one centrally located production well per four shared injection wells.  Well spacing between injection wells is planned to be 100 feet.  The size of the 5-spot pattern is therefore 100 feet X 100 feet or 10,000 square feet.  The amount of uranium contained in a well pattern is calculated as follows:

(Square feet) X (GT) X (short ton conversion factor) / (mineral rock density)  = pounds or; using the grade cut-off and minimum grade thickness criteria:

(10,000) X (0.20) X (20) / (15.5 cubic feet per ton)  = 2,580.6 pounds.

Mining recovery is 73% so net recovery is:

(2,580.6 pounds) X (73%)  = 1,883.9 pounds.

Value of the net recovered uranium is:

(1,883.9 pounds) X ($53.50)  = $100,788.65

Production operational cost of uranium is:

(1,883.9 pounds) X ($35.00)  = $65,936.50

Difference between net value and operational cost is:

($100,788.65) – ($65,936.50)  = $34,852.15

Well fields are composed of strings of 5-spot well patterns.  After the first 5-spot pattern is installed an adjacent 5-spot only requires three additional wells; one production well and two injection wells plus surface piping and header house connection.  The estimated cost of these wells is as follows (TREC, 2008):

Production well and recovery equipment	$13,837

Injection wells (2) and injection equipment	25,154

Piping (per 3 wells)	9,507

Header House (per 3 wells)	2,940

$51,438

Securities and Exchange Commission
September 17, 2010

The process plant and the first well field are considered capital costs amortized over the life of the project.  It is estimated that 50% of the Company’s costs are capital costs.  Therefore, only 50% of the above subsequent well costs are operational costs.  Expected operational costs for three additional wells are:

($51,438)  X (50%)  = $25,719

The Company expects that each well pattern should provide a profit.  Realized profit for an additional well pattern with a 0.03% grade and 0.20 average GT is as follows:

(Difference net value & operational cost) – (expected operational cost) = realized profit

($34,852) – ($25,719)  = $9,133 minimum per well pattern at stated cut-offs

In addition to the above factors, there are other judgment related factors based on field information which may alter acceptable grade and GT cut-offs.

Exploration Completed by Uranerz, page 32

Staff Comment No. 3

We note your reference to measured, indicated, and inferred resources throughout your filing.  As you are incorporated in Nevada restrict your disclosure to the terms specified by Industry Guide 7.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  Please remove all resource disclosure from your filing.

Uranerz’ Response:

The Company disagrees that it references measured, indicated, and inferred resources throughout its filing.  There are only a few isolated spots where the Company makes these references.  First, the Company makes reference to measured, indicated and inferred resources on page 25 of the Annual Report in noting that the Company has filed certain reports with the securities regulatory authorities in Canada and furnished such reports to the SEC on Form 8-K pursuant to Regulation FD.  These references do not mention the specific resource estimates and do not incorporate such documents by reference.  These references are part of a “Cautionary Note to U.S. Investors” informing such investors that documents filed with Canadian securities regulatory authorities and furnished to the SEC on Form 8-K pursuant to Regulation FD may contain information that does not comply with SEC Industry Guide 7.  The Company believes that these cautionary statements and references are necessary and appropriate to providing shareholder material information regarding the Company’s public filings and permissible under SEC Industry Guide 7.

Second, the Company makes reference to measured, indicated and inferred resources on page 32 under the subheading “2009 Drilling Program”.  The Company notes that it is a reporting issuer in Canada and pursuant to Canadian disclosure requirements is required to make this disclosure in its filings in Canada.  By clerical error, the Company inadvertently failed to delete these references from the Annual Report as filed with the SEC.

The Company agrees that outside of the “Cautionary Note to U.S. Investors”, the Company will remove all references to measured, indicated and inferred resources or any other mineral resource estimates that are not Guide 7 compliant proven or probable reserves from its future filings.

Securities and Exchange Commission
September 17, 2010

Definitive Proxy Statement of Schedule 14A

General

Staff Comment No. 4

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Uranerz’ Response:

The Company did not include any disclosure in response to Item 402(s) of Regulation S-K because it is of the view that its compensation policies and practices for all employees, including non-executive officers, do not create risks that are reasonably likely to have a material adverse effect on the Company.

The process followed by the Company which led to that conclusion was as follows. The new disclosure requirement of Item 402(s) of Regulation S-K was discussed between the Company’s board of directors and senior management. The Company’s compensation committee was charged with ensuring compliance by the Company with the new disclosure requirements. An evaluation of whether the Company’s compensation policies and practices created risks that were reasonably likely to have a material adverse effect on the Company was carried out initially by the Chairman of the compensation committee and the Company’s Legal Counsel and Corporate Secretary. Their joint conclusion that the Company’s compensation policies and practices did not pose such a risk and that therefore no disclosure was required in response to Item 402(s) was then reviewed by the compensation committee, which then made a recommendation to the Company’s board of directors.  Finally, the Company’s board of directors made a final determination based on these recommendations that no disclosure was required.

This conclusion was made on the following basis:

•
There is currently no formal incentive compensation component of the Company’s compensation program with predetermined triggers or milestones which result in an individual incentive compensation award.

•	Base salaries are considered fair and reasonable in relation to peer companies.

•
Option grants to employees are considered conservative in amount and fair relative to peer companies. Option grants have not historically, and are not expected to, result in excessive compensation to any employee, nor is it expected that any employee or group of employees could influence by their individual or group conduct the value, and any ultimate realization of value, from his or her option grant, other than through the achievement of Company objectives.

•
The total amount of compensation which the Company could be required to pay to its employees at any one time would not be material in relation to the Company’s expected working capital for the fiscal year.

Securities and Exchange Commission
September 17, 2010

•
The Company does not have a separate business unit that constitutes a significantly more profitable portion of the Company than other units or where compensation expense is a more significant percentage of the unit’s revenues.

•	The Company’s board of directors’ belief that the Company’s compensation policies and procedures do not vary drastically with the overall risk and reward structure of the Company.

•
Because the Company has only (approximately) 20 employees,  there is considerable scrutiny by management and the compensation committee of individual compensation figures, in other words whether the application of the Company’s compensation policies and practices yields a fair result in respect of an individual employee’s performance is very evident to senior management, in the case of non-executive officers, and to the compensation committee and the board of directors, in respect of executive officers.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-689-1659.

Sincerely,
Uranerz Energy Corporation

/s/ Sandra MacKay
Sandra MacKay
Vice President, Legal and Corporate Secretary